Filed by SouthState Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Independent Bank Group, Inc.

Commission File No: 001-35854

Date: May 20, 2024

The following is an excerpt of a transcript of the investor call held on May 20, 2024 related to the proposed merger between SouthState Corporation (“SouthState”) and Independent Bank Group, Inc. (“Independent Financial”, “Independent” or “IBTX”).

Call Participants

EXECUTIVES

John C. Corbett

CEO & Director

SouthState Corporation

David Brooks

Chief Executive Officer

Independent Bank Group, Inc.

Stephen D. Young

Senior EVP & CSO

SouthState Corporation

William E. Matthews

Senior EVP & CFO

SouthState Corporation

Jeremy Lucas

SVP, Director of Investor Relations & Balance Sheet Strategies

SouthState Corporation

ANALYSTS

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Michael Rose

Raymond James & Associates, Inc., Research Division

Stephen Scouten

Piper Sandler & Co., Research Division

Brandon King

Truist Securities, Inc., Research Division

Russell Elliott Gunther

Stephens Inc., Research Division

Gary Tenner

D.A. Davidson & Co., Research Division

Christopher Marinac

Janney Montgomery Scott LLC, Research Division

Operator

Ladies and gentlemen, thank you for standing by. Welcome, everyone, to the SouthState Corporation conference call. [Operator Instructions] I would now like to hand the call over to Will Matthews, Chief Financial Officer. You may begin your conference.

William Matthews: Good morning, and welcome to the SouthState Independent Bank Merger Call. This is Will Matthews, and I'm here with John Corbett, David Brooks, Steve Young and Jeremy Lucas.

Before we begin our remarks, I want to remind you that comments we make may include forward-looking statements within the meaning of the federal securities laws and regulations. Any such forward-looking statements we may make are subject to the safe harbor rules. Please review the forward-looking disclaimer and safe harbor language in the press release and presentation for more information about our forward-looking statements and risks and uncertainties which may affect us.

Now I'll turn the call over to John Corbett, our CEO.

John Corbett: Thanks, Will. Good morning, everybody. Thank you for jumping on the call on short notice.

About 5 years ago, back in 2019, I went to Dallas to get to know David Brooks. And what I came to learn is that David's got a pretty neat American success story.

In 1988, he bought a tiny $50 million bank in Farmersville, Texas, just north of Dallas. At the time, he was just 29 years old, and he had the entrepreneurial guts to invest $4.5 million to buy a bank. He borrowed $3 million from a correspondent bank, and then he passed the hat around town and raised the other $1.5 million. And over the course of the last 36 years, he grew that tiny $50 million bank into a $19 billion top Texas franchise. And he guided it through multiple recessions with one of the best asset quality track records in the country. And he credits his brother Dan for being the steady hand that guided the credit culture over the entire 36-year period.

So 5 years ago, David and I started down this journey that we're sharing with you this morning. Those of you that follow SouthState know that when we consider potential partners, we always focus our diligence on what I'd call the 3 Ms: the map, the management and the math. So I'll start with the map.

We are regularly asked on earnings calls about our ideal M&A partner. We've said we would be comfortable with a partner that would make up about 1/3 of the company, and we wanted to invest in high-growth markets, and we've specifically called out Tennessee and Texas.

So why Texas? And the answer is not complicated. We believe it's wise to allocate capital to markets where the state governments encourage business growth and they don't penalize it with tax and regulatory burdens. We also believe it's wise to allocate capital where people are moving to, not where they're leaving from.

SouthState will operate in 8 terrific states. But 4 of those states will make up 85% of our company: Florida, Texas, South Carolina and Georgia. I can't imagine better states to grow a business or to grow our bank over the next decade.

The second M is management. I’ve always thought of the management at Independent as stable but entrepreneurial. I mentioned that David and his brother Dan have been in the realm for 37 years. That kind of tenure and stability [are] rare in our industry. And while many banks change their business model as they grow to try to be like the big banks, Independent has stayed true to their geographic business model built around the leadership of 4 regional presidents in Dallas, Houston, Austin and Colorado. That regional president model is led by Dan Strodel, who will remain as our leader in Texas and Colorado. And since there's no overlap, the Independent banking model and leadership structure will easily assimilate into SouthState.

As we turn to the map of the deal, Will’s going to walk you through the deal assumptions and returns but I’ll offer a higher-level view.

We've been preparing for an opportunity like this for the last 4 years, in a few different ways. First, we've invested heavily in what I'll call the technology chassis of the bank. We've increased our annual spend by $68 million, or 76%, over 4 years. And now we have 20 new systems that we can leverage with more volume. We've also invested heavily in our risk management infrastructure as we prepare for the OCC's heightened standards. And finally, we've been accumulating excess capital and building reserves above our peers so that we have the dry powder to invest when the time is right.

So what are our options to invest our excess capital? One option is certainly organic growth. We have and we will continue to be a healthy organic grower. But we've always viewed our company as a twin-engine plane that could generate capital with both the organic engine and the inorganic engine.

Our second option is we could buy back our own stock, and we've done some of that to a limited extent. But we trade at a premium versus our peers and there’s a limit to how much you want to pull that lever.

Third, we can do a bond swap. We don’t think there’s anything wrong with the bond swap. We haven't done it yet because we view it as just a financial trade, just the timing of returns rather than improving the fundamentals of the Bank. But then finally, we could pursue an M&A transaction, which we believe achieves a combination of the things I've mentioned.

We currently enjoy a currency advantage versus our peers, which is a good time to issue shares in an acquisition. In addition to the currency advantage, the fair market value accounting of an acquisition allows us to do a basic large interest rate swap on both of Independent's investments and their loans. That swap brings both their loans and investments to market rates, which unlocks a sustainable earnings stream that would take Independent years to unlock on their own.

And then finally, a partnership allows SouthState to gain economies of scale and efficiency by leveraging the major investments I mentioned that we've made in technology and risk management over the last few years.

In short, we're doing for each other what neither of us could do alone. I'll ask Will to walk you through the deal math, but I first want to welcome David Brooks and ask him to share his thoughts on our partnership.

David Brooks

Thanks, John. We are quite pleased to be joining the SouthState team. As our Board has considered the pathway forward for Independent Financial, we have always believed that scale matters in this business, and with the technology and regulatory requirements today is even more important.

In selecting a partner for the next phase of our journey, 4 things were important. First, a strong company in growth markets that create significantly more value for our shareholders than we can likely create on over the next few years. Both short-term profitability as well as mid- and long-range strategic value were critical.

Secondly, a strong culture of highly capable leadership that attracts great employees who care for each other and the communities that they serve.

Third, a passion for the customers that we serve and commitment to providing strong service, great products and technology that make it easy to connect with our Bank.

And finally, a commitment to building healthy and vibrant communities. John and I, as well as our teams, have been building this relationship for over 5 years now. I have long believed that SouthState Bank was the best possible long-term partner for us. This combination strongly answers all 4 of the criteria I have described, and we are excited about the incredible opportunities that this partnership will provide for our employees, customers, communities and shareholders. Will?

William Matthews

Thanks, David. I'll go over key assumptions and model results, and then we'll move to Q&A. This is a 100% stock transaction with an exchange ratio of 0.6. Let me walk through the major modeling assumptions, which are shown on Slide 13.

We used consensus 2025 estimates for each company, growing them at 5% thereafter. We expect to achieve cost savings of 25%. I'll note that these are based on a thorough analysis conducted during due diligence using transaction volumes, existing vendor contracts, et cetera, a true bottoms-up detail analysis, and we're thus confident in our ability to achieve these.

We estimate pretax merger costs, also the result of a bottoms up analysis, to be $175 million. For purchase accounting marks, we're modeling a credit mark of 1.42% or $207 million, with that being 50% PCD, 50% non-PCD. So with the day 1 double count provision, the total credit mark plus allowance for this portfolio will be approximately 2.13% or twice the size of the current IBTX allowance.

I'll note that we performed extensive credit due diligence using both internal and external resources. As most of you know, our credit leadership team has tremendous experience in reviewing loan portfolios and due diligence over many years, so we have a lot of confidence in their work.

We have a rate mark of 2.62% or $383 million, on the loan portfolio estimated to accrete in over 3 years straight line. And we have a CDI of 3% amortized over 10 years using some of years' digits. I'll note that we engaged in extensive modeling with our independent third-party advisers on these marks. So we feel good about the level of detail and precision employed on the front end.

Interest rate movement from here will, of course, impact the final marks, but the modeling is based on a thorough process. We also modeled marking the securities portfolio to market and in the model, we plan to sell that portfolio.

The outputs of the modeling, which are summarized on Slide 9, are attractive. EPS accretion of 27% with fully phased-in cost saves. TBV dilution of 9.6% earned back in 2 years using the crossover method. And if rate marks and CDI are excluded, the TBV dilution would be 2% with 20% EPS accretion and an earn-back period of less than a year.

Pro forma capital will continue to be strong with CET1 at closing of 10.4% and projected to exceed 11% by year-end 2025 and approaching 12% by year-end 2026. With this pro forma capital and reserve position, we'll continue to have a strong balance sheet and enhanced capital formation rate. Operator, we'll now take questions.

Q&A

Operator

[Operator Instructions] Our first question comes from the line of Catherine Mealor of KBW. Please go ahead.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Thanks, good morning. I wanted to start just kind of think a big picture about some of the EPS accretion assumptions that you laid out. And as we look at, I noticed in your, on the slide that showed the EPS accretion, it looks like you're using consensus for IBTX, which is about a $4 number. But there's a big ramp in earnings expected at IBTX, just assuming that deposit costs kind of stabilize and then we get the benefit of their loans repricing over the next couple of years. And so just kind of curious how you're thinking about that ramp in this kind of interest rate environment? And I mean one, kind of higher for longer how you're thinking about maybe potential risk to that. But then also on the flip side, how you're thinking about maybe some potential benefits that SouthState’s better funding base can provide to IBTX’s margin and any kind of upside we could see in the margin from that. Thanks.

Stephen Young: Hey, Catherine, this is Steve. Let me just kind of lay out a bigger picture for a second, and then I'll try to get down to your questions. Obviously, we spent a lot of time; our treasury analytics team, along with our outside vendors. So I think we ended up running about 32 different NIM scenarios for IBTX. So we've done a lot of work over the last, I'd say, 3 to 4 months on this. And just a couple of talking points as we've gotten comfortable is the loan book for IBTX, about 90, a little bit more than 90% of the loan book matures or reprices within a 5-year period. And so if you kind of think about the discipline that they had during when rates were low, they kept that maturity right in line with what they had already done.

About 50% of those loans, not quite 50%, were originated in '21, '22, which are the lowest rate years that were out there. And so if you think about a 5-year term, those loans would mature by the end of 2027, which would be within the 3-year period in which we were, in which we close, at least our view.

So I guess, from a perspective of margin, if we mark the loans and investments, then really, what you're talking about then for higher for longer would be deposit costs versus our own. So from an overall balance sheet positioning perspective, we've traditionally -- SouthState has traditionally been an asset-sensitive bank. But over the last few quarters, been a little bit, I'd say, modestly liability-sensitive with deposit costs peaking and our fixed rate loan book repricing.

The combination of IBTX in this makes us a little bit more liability sensitive. And maybe 2 things to point to. The loan book for IBTX is 19% floating. At SouthState, our loan book is 30% floating. So combined, we would go from 30% to 27%. And then as we think about the deposit betas on the way down, we're modeling, as we said on the earnings call, about 20%. IBTX is about 40%. So combined, we'd be roughly 25%. So as you think about the overall balance sheet, it does become a little bit more liability sensitive out of those 2 kind of reasons. So I hope that's helpful.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

That is. And then maybe just 1 more on the margin. I know that you're going to sell the securities book. What's your plan to do with the excess liquidity? You plan that right back into bonds? Or just kind of save it for cash and loan growth?

Stephen Young: I guess like anything else, we'd probably look at the rate environment in a particular point of time, but our view is to reinvest in the securities portfolio. And I think it's around $1.7 billion or so in securities. I think we modeled maybe 2.5 or something %, higher than that $1.7 billion. So that gets you your $41 million pretax. So I think it's a pretty conservative assumption as we were thinking about to reinvest at this point.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Great. And then if you don't mind, just 1 more, just a bigger picture question on from a regulatory perspective, you're going from $45 billion to $65 billion. So we're crossing the $50 billion threshold. Any commentary on what you think you need to do to prepare for that? What regulators are asking for? I know there's been discussions that there will be more regulatory scrutiny for deals that cross $50 billion. What do you think that means? And just kind of any color you can give us on your preparation for that. Thanks.

John Corbett: Sure, Catherine, it's John. $50 billion as an OCC bank means what they term heightened standards or heightened expectations. And basically, that's heightened risk management, governance, those types of things, reporting to the Board.

So we've had a road map that's been well defined for 2.5 years now. And Beth DeSimone, and our risk management team, have been working through a gap analysis for 2.5 years. We have regular check-ins with the OCC. They do an audit on our progress. We've gotten positive feedback from the OCC that we are on track. Now heightened expectations really doesn't come into play until 18 months after you cross $50 billion. So that's like late 2026. We're very confident with the feedback we've gotten from our regulators that we're on track.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Great. Thank you and congrats on the deal.

John Corbett: Thank you.

Operator

Thank you. Our next question comes from the line of Michael Rose of Raymond James. Please go ahead.

Michael Rose

Raymond James & Associates, Inc., Research Division

Congratulations on the deal as well. Maybe just touching on that regulatory theme. You know, I know IBTX was over 400% CRE to risk-based capital. Pro forma, you guys are going to be 285. I don't expect that number to continue to fall as you recoup the TBV dilution. But how should we think about where you want to operate as we move forward and as you get and prepare to cross that $100 billion? And then just as a follow-up, I mean I know, John, you mentioned at the outset, it's in the slides, that you have spent a lot of time and money in systems and things like that. What other work do you think you need to do? Is it just building upon that? Or is there just more substantial investment that we should contemplate? Thanks.

John Corbett: Hey, Michael, I'll hit the CRE concentration issue first. And you've followed us for a long, long time. We've always managed SouthState below the regulator guidance on that concentration ratio. And we have no plans to change that, okay?

We're currently at our lowest CRE concentration ratio that we've had in 3 years, and the pro forma CRE concentration ratio with Independent Financial is within the guidance. We call out 285%. So at the rate we're going to accumulate capital with this deal, we believe our teams are going to continue to be able to grow loans as they have and that ratio should continue to drift down over time.

So we're within the guidance. We see it drifting down just like it has over the last few years even though we've been growing loans in the 8% to 10% compounded range. As for systems, we've spent 3 or 4 years, and we've really rebuilt, I think I called out the technology chassis of the bank. There's been 20 different systems that we've replaced. Our teams are getting used to those systems now. Really, we don't have a long list of additional systems to add, Michael. It's really about adding scale to the investments we've already made, and that's exactly what this deal does for us.

William Matthews: And Michael, I'll just throw in there as well. If you look back at the time of the MOE, SouthState and Centerstate, our pro forma CRE ratio then was about 280% or so, and we've brought down to the mid 230s in the subsequent year. So not an unusual position for us to have been in.

Michael Rose

Raymond James & Associates, Inc., Research Division

Totally understand. I appreciate the response. And then just maybe separately for you, Will. I think you talked about kind of a 5% annual long-term net income growth for the combined company. Can you just talk about like what kind of loan and deposit growth assumptions that you would assume that are assumed under that dynamic to kind of get there? And then how should we think about the growth and overlap of some of the fee businesses into some of the Texas markets? Thanks.

William Matthews: Maybe I'll start and then we can throw a tag team. I think what we, from a modeling standpoint, we modeled 5% growth in the subsequent years over consensus. And that 5% EPS growth would generally tend to be close to what you expect in loan and deposit growth. I don't, that does not mean that, that is our expectation and that when the economy is doing well, that we wouldn't expect to exceed that necessarily. But it's also harder the bigger you get to continue to growing in 10% plus. But that was we thought an appropriately conservative modeling discipline in the deal to use a 5% growth rate for both of a consensus. In terms of the fee business, Steve, do you want to jump in on?

Stephen Young: Sure. I mean I think there's leveraging points here in various platforms we have. Obviously, we didn't model any of those leveraging synergy points, but some of the capital markets or international desk, some of the middle market, our treasury platform. I think again, Independent is going to run the business just as they always have. But hopefully, we give some more tools out there that over a period of time will be more synergistic.

But to Will's point, as you think about our modeling of 5%, certainly, we've always thought of ourselves and David has always thought of himself as an 8% to 10% long-term grower. And there's no difference in the, in our thoughts there. It's just from a modeling perspective, we want to be conservative at 5%.

Michael Rose

Raymond James & Associates, Inc., Research Division

Great. Thanks again. Congratulations. I appreciate taking my questions.

John Corbett: Thank you, Michael.

Operator

Thank you. Our next question comes from the line of Stephen Scouten of Piper Sandler. Please go ahead.

Stephen Scouten

Piper Sandler & Co., Research Division

Hey good morning everyone. Congrats on the deal. Looks like it will be well received, which will be right for the industry as a whole. So that's great. I'm kind of curious, you know John, you talked about the regulatory environment and tightened standards not coming in for 18 months. So I just want to dig into that a little more and what kind of gives you some confidence that this deal can get approved kind of by that 1Q '25 timeline. If there's any color in the preliminary conversations with regulators? Or again, what kind of gives you that confidence that, that timeline can be met and achievable?

John Corbett: Yeah, good morning, Stephen. We brought in the OCC and the Federal Reserve into our discussions a couple of months before we entered into a letter of intent. So they've been in very, very early in this process, Stephen, and we've been in regular contact with them throughout the process. So we've got a great track record. We've got a great partner with the OCC. We've been very transparent with them. They've been transparent with us. We've had conversations up and down the chain as late as last Friday. And we've got a great deal of confidence in our ability to work with them to get it approved. So lots of discussions, lots of transparency, no surprises.

Stephen Scouten

Piper Sandler & Co., Research Division

That's fantastic. And then just kind of maybe a little bit back to Michael's question around maybe with a bank with little bit more CRE focus than your own balance sheet, but not all that dissimilar. But would that lead you guys to look similar to what you've done in your own markets and bring on new talent, try to push further into C&I and corporate banking in those markets as much as you have in your legacy markets now?

John Corbett: Yes. So David has been on that journey and Independent over the last few years. SouthState, we've definitely been on that journey as well. Some of this was investing in a new treasury management platform a few years ago that our bankers just rave about, and that's become a recruiting tool for middle market bankers out of the largest regional banks.

So I know David has started down that path. We've added, I think, it's like 14 or 15 middle-market bankers in 8 different markets over the last few years. We're going to continue to do that and be there support them as they recruit in that area as well. And I think these tools that we've got, capital markets tools, interest rate swap tools, treasury tools, all those will be additive to the ability to recruit.

Stephen Scouten

Piper Sandler & Co., Research Division

Fantastic. And then maybe just last 1 for me. I'm wondering how you think about the mortgage warehouse business and how I'd assume maybe that fits in the correspondent banking group moving forward and just kind of how you think about that business in particular?

Stephen Young: Sure, Stephen. Of course, we did diligence on the entire loan portfolio, and that was certainly a piece that we looked at. We're trying to manage the bank to get to returns that we're looking at. So we really are continuing the preliminary look at that business. We'll work with David and see how we can best utilize that business in the future.

Stephen Scouten

Piper Sandler & Co., Research Division

Great. Thanks for the time this morning. Again, congrats.

William Matthews & Stephen Young: Thank you.

Operator

Thank you. Our next question comes from the line of Brandon King of Truist Securities. Please go ahead.

Brandon King

Truist Securities, Inc., Research Division

Hey good morning. Congrats on the deal. So first question, could you give us some insight into how you're thinking about your funding strategy in the Texas and in Denver market with this acquisition? There is a disparity between the cost of deposits versus SouthState versus Independent Bank. So I just want to get a sense of how you're thinking about the funding strategy and potentially to kind of improve the deposit mix or deposit costs in the Texas and Colorado franchise?

Stephen Young: Sure, Brandon, this is Steve. I think, I guess, first of all, we're in a bit of an unusual environment with a highly inverted yield curve. And so as you think about a commercial bank that David is, I think the cost of deposits last quarter is around $3.15. If you kind of look at peers around some the larger commercial banks, that's not all that out of unusual in that regard. If you list together pro forma, we showed it on Page 25. It shows our cost of deposits together is at 2.13%, which is still well below our peers from a median perspective. I think all of us right now in an inverted yield curve is challenged to grow deposits in a meaningful way without sacrificing margin. And I think that's what the Fed's plan is.

If you look back in history and you think about the last 10 years for both SouthState and Independent, when we have a normalized yield curve, we grow at 10%. And we grow funding and grow loans to match that funding, and we get a spread on top of it.

Today, where we are is the IBTX, or because of the inverted yield curve, I think everybody's deposit growth is a little bit challenged, but that will move around over the years. If you looked at the margin, the net interest margin of IBTX over a long period of time you probably have since you follow them, somewhere between 3.5% and 4%. Sometime when rates are 0, it's probably in the 3.75%. When rates are a little bit higher, towards 3%, it can get up to 4%. So I guess the way we're thinking about that long term is some of the platforms that we are going to help provide hopefully will be helpful for the teammates. But some of this is just a macro environment issue that we're all, the whole banking industry is dealing with right now, and that will solve itself over time.

Brandon King

Truist Securities, Inc., Research Division

Okay. Very helpful color there. And then on the credit review, Independent Bank has had pristine credit quality for a long time now. And I just want to get more insight into what you saw in your credit review. And then also the repricing risk of that portfolio, a lot of fixed rate loans that are increasing your rates and materially over the next couple of years. And just how your view is of will borrowers be able to absorb that and if there's any risk there?

John Corbett: Sure. Brandon, it's John. The work the team did here was incredibly thorough. I mean we did the work over about a 5-month period. David and I have decided to knuckle down on this, right around Christmas time. And it was probably frustrating to David how long and thorough the diligence process was. But we spent probably the first couple of months focusing on the net interest margin and the treasury analytics before we entered into a letter of intent, then we spent a couple of months here working on credit.

Our Chief Credit Officer, Dan Bockhorst, is highly experienced and diligent. He's performed 46 diligence assignments since 2010 with the team and Jonathan Kivett and others that help them. We worked with the third party. Reviewed, I think, 1,450 files, very, very deep, deep diligence. So as far as the repricing risk, if you look at how they've underwritten across commercial real estate, they've underwritten with a large margin of cushion, larger than most banks. The debt service coverages are in the 165 to 175 range. Loan to values are in the 58% range. So even with some repricing, and there's also repricing nationally of rental rates, we've kind of felt shocked that and feel confident that the commercial real estate portfolio is going to perform fine throughout this period through price.

William Matthews: And John, maybe I'll just add in a little bit, Brandon. Just with respect to the office portfolio, in our modeling, we are estimating about roughly $1.5 billion of their loan portfolio will be classified as PCD. And our current modeling assumes that all of the office portfolio, which is about half of that have been identified, goes into PCD.

Our PCD credit mark is about $103 million, which is just under 7% of that $1.5 billion. And so with office being roughly half of the PCD book, the office credit mark is going to, depending on the property, being in that 7% to 10% range, probably on average, the office, some more, some less on the individual loans. So we feel like we refine that office exposure, too.

John Corbett: Yes, that's right.

Brandon King

Truist Securities, Inc., Research Division

Alright. Thanks for taking my questions.

John Corbett: You bet.

Operator

Thank you. Our next question comes from the line of Russell Gunther of Stephens. Please go ahead.

Russell Elliott Gunther

Stephens Inc., Research Division

Hey good morning guys. I appreciate the color you just provided on the office mark. Maybe just given the exposure to retail, I think about 16% of loans. Can you talk about specific due diligence there? And any specific color around that process in those markets?

John Corbett: Sure. I mean the retail CRE portfolio is one of the better performing sectors right now. If you look at the underwriting at Independent, their focus historically has been on grocery-anchored retail and smaller neighborhood strip centers, less than 30,000 square feet and no big box, no regional mall type of stuff. And they've done it in high-growth neighborhoods with density. It's a granular portfolio. Average size of retail is about $2.5 million. The tenant mix is good tenant mix. Loan-to-value 58%, debt service coverage 175 and there are no nonaccruals and there are no substandards in the retail book. It's a clean book.

Russell Elliott Gunther

Stephens Inc., Research Division

That's very helpful. Thank you. And then how about with regard to the energy portfolio at IBTX and the appetite for pro forma growth?

John Corbett: Sure. So the energy book is about $640 million. If you look at our combined balance sheet right now, that will be less than 1.5% of our combined loan portfolio. The thing that attracts us is the team that leads that for Independent is a very seasoned team with over 20 years of experience. They've been with IBTX for about 6 years, and they've even got an in-house petroleum engineer with 40 years of experience that does the monitoring of the collateral. So I think there could be some room there to expand that book given the fact that we've got a balance sheet now it's triple the size.

Russell Elliott Gunther

Stephens Inc., Research Division

Excellent. Very good. And then last 1 for me. You guys gave us some good color around the implications of crossing $50 billion, at $55 billion in assets pro forma, still plenty of ways to $100 billion. But I guess where you sit today? Does that enter into your thought process planning? Is there anything from a balance sheet or a back-office perspective that you would start to consider upon the deal close with regard to $100 billion specifically?

John Corbett: I feel like we're in the sweet spot between $60 billion and $70 billion, where we've got scale, but far off away from that $100 billion to where what the rules are not likely to affect us anytime in the near future. So anything we do over next several years, we're going to be slow to approach that. These rules look like they're going to change. So we'll continue to monitor it. But we think that that's several years away.

Russell Elliott Gunther

Stephens Inc., Research Division

Alright guys. That’s it for me. Thanks for taking my questions.

John Corbett: You bet.

Operator

Thank you. Our next question comes from the line of Gary Tenner of D.A. Davidson. Please go ahead.

Gary Tenner

D.A. Davidson & Co., Research Division

Thanks guys, good morning. A couple of questions, one of which was about your pro forma or your deal accretion and earnback of tangible book. It looks like that assumed full cost save phase-in in 2025. So is that, I just want to make sure I'm interpreting that correctly in that of your 25% cost saves, 50% of which you're expected to actually incur in '25, that pro forma is assumed 100% phase-in. Is that the right interpretation?

William Matthews: Yes. That pro forma look is to show sort of a normalized full year basis, but the earn-back is 2 years based upon actual expected achievement, which is not that we get 100% in 2025. So we do have a 2-year earn-back in the model, but we also wanted to show what it would look like with a full year of cost saves in there for '25. So sorry, that's a little confusing.

Gary Tenner

D.A. Davidson & Co., Research Division

Okay. Got you. The tangible book is, as you expect, the accretion was based on accelerated phase in effectively. Okay. And then just...

William Matthews: Gary, I'll make sure we're on the same page. We illustrated the model with a full year of cost saves '25, just to show that number. Set that aside. Actual TBV earn-back with expected actual timing of cost saves, which would be phased-in. We have a closing and we the integration with computer systems when you begin to realize more of the cost saves. With the actual expected timing of those, it's a 2-year earn-back.

Gary Tenner

D.A. Davidson & Co., Research Division

Yes. No, I got you. Thank you for the clarification. And then just as it relates to the kind of longer-term thoughts around the Texas franchise specifically. You've got the branch counts here between DFW, Houston and Central Texas market. What are your thoughts about the need or desire for any additional density in any of those markets from a kind branching perspective? I know certainly commercial focus, but just thoughts around how you see that part of the franchise developing over time?

John Corbett: That's a pretty nice branch network that David has built over the last 36 years. So we'll be in there and take a look at the branch network. But I feel like David has done a good job building the branch network the way it is. I think we just added a branch to or David did, in San Antonio last month. So that would be the newest addition.

Gary Tenner

D.A. Davidson & Co., Research Division

Thank you guys, I appreciate it.

Operator

Thank you. The final question comes from the line of Christopher Marinac of Janney Montgomery Scott. Please go ahead.

Christopher Marinac

Janney Montgomery Scott LLC, Research Division

Hey thanks and good morning. And thanks for hosting the call. I wanted to ask about liquidity on a pro forma basis. Do you have to be anything different in terms of issuing long-term debt? And does that liquidity kind of play into your cost of funds as you were talking in an earlier question?

William Matthews: Yes, Chris, it's Will. We do not have to do anything different with respect to issuing any long-term debt. So obviously, their liquidity position is a little bit lighter than ours is. And so, but we have modeled all that in, and all that's factored into our margin modeling.

The same question on capital. I mean we, our pro forma capital was about 10.4% CET1. And I'll say after the UMB deal, we did get multiple inbound calls from investor we like in respect to mention that if wanted to do something like that and included a capital raise, they would love to participate. And of course, those calls are always flattering, we're pleased to receive them.

But in this deal, we just didn't need the capital based upon our capital ratios as they are and as they're expected to be pro forma. So we don't currently plan to make any changes to, in terms of capital issuance, either.

Christopher Marinac

Janney Montgomery Scott LLC, Research Division

So if we look at the SouthState liquidity today and kind of match that with where or match that with on a pro forma basis, is that the way to think? You don't see that you'll need to build liquidity further?

Stephen Young: Yes, Chris, this is Steve. I think we'll continue to run the balance sheet as we had. And I think typically, from a cash liquidity perspective, we usually look at it as maybe depending on the rate cycle and all that, somewhere between 2% and 5% of assets. I think we're closer to 2%, 2.5% now. And then as we think about the build of liquidity and deposits and all those things, I think the modeling of 5% growth in the near term to close is pretty conservative. And I think we can hit those numbers. So I don't think there's any huge rewrite of the balance sheet here.

Christopher Marinac

Janney Montgomery Scott LLC, Research Division

Got it. And then do you think that you'll be able to kind of reprice down some of the funding at IBTX over time? Or is that kind of competitively difficult at this point?

Stephen Young: Yes, Chris, when we studied it and we looked at it a lot of different ways. I think, obviously, we need some rate cuts to come through. I think from our perspective, the deposit beta on the way up for them was about 55%. We're modeling 40% on the way down versus our 20%. So there's certainly more opportunities there. I think about 41% of the deposits at IBTX are closer to that 5% range. So my sense is when rates start getting cut, those will be the first ones to get cut, and I think that will be market. But yes, I think from our perspective, as we looked at the deposits, we feel comfortable on the down beta of about 40% based on the up beta of 55%.

William Matthews: Yes. I'll just, I'll throw in, Chris. As Steve mentioned earlier, if you look back historically in different rate environments, their margin has performed very well. It's just the speed and magnitude of this rate change didn't allow the loan book to catch up. But the loans upon today are coming in with high 7, low 8 yields. And as those loans reprice and the asset side of the balance sheet catches up, their margins should return to a more normal basis. It's just been this weird period we've been through with the really rapid, really violent rate increases.

Christopher Marinac

Janney Montgomery Scott LLC, Research Division

Great. Thanks again for taking our questions this morning.

John Corbett: Thank you Chris

Operator

Thank you. There are no further questions at this time. I will now turn the call back over to John Corbett for closing remarks.

John Corbett: All right. Thank you guys for calling on such quick notice this morning. We're obviously excited. This has been something that's been 5 years in the making, and we're excited to share the news with you. I just want to take just a minute and take the opportunity to speak to employees at Independent Financial.

We've had the pleasure of getting to know your executive team at Independent over the last 5 years. And we feel like we've grown to become friends, and we're looking forward to getting to know you as well. We want you know we're committed to serving you, helping you serve your clients and making you feel welcome here at SouthState. We'll see you soon. And that concludes our remarks, and I'll turn it back to the operator.

Operator

Thank you. This concludes today's conference call. Thank you for participating. You may now disconnect.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and other related federal securities laws. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, including information about IBTX, SouthState or the combined company’s possible or assumed future results of operations, including its future revenues, income, expenses, provision for taxes, effective tax rate, earnings (loss) per share and cash flows, its future capital expenditures and dividends, its future financial condition and changes therein, including changes in IBTX’s, SouthState’s or the combined company’s loan portfolio and allowance for credit losses, IBTX’s, SouthState’s or the combined company’s future capital structure or changes therein, the plan and objectives of management for future operations, IBTX’s, SouthState’s or the combined company’s future or proposed acquisitions, the future or expected effect of acquisitions on IBTX’s, SouthState’s or the combined company’s operations, results of operations and financial condition, IBTX’s, SouthState’s or the combined company’s future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that IBTX and SouthState make are based on their current plans, estimates, expectations, ambitions and assumptions regarding IBTX’s, SouthState’s and the combined company’s business, the economy and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are beyond the control of IBTX and SouthState. IBTX’s, SouthState’s and the combined company’s actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Many possible events or factors could affect IBTX’s, SouthState’s and the combined company’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. In addition to factors previously disclosed in IBTX’s and SouthState’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and SouthState providing for the acquisition of IBTX by SouthState (the “Transaction”); (2) the outcome of any legal proceedings that may be instituted against IBTX or SouthState; (3) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); (4) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which IBTX and SouthState operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of IBTX’s or SouthState’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; (9) the dilution caused by SouthState’s issuance of additional shares of its capital stock in connection with the Transaction; (10) a material adverse change in the financial condition of SouthState or IBTX; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of IBTX and SouthState including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause IBTX’s, SouthState’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm IBTX’s, SouthState’s or the combined company’s results.

IBTX and SouthState urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by IBTX and/or SouthState. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this communication or made by IBTX or SouthState in any report, filing, document or information incorporated by reference in this communication, speaks only as of the date on which it is made. IBTX and SouthState undertake no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. IBTX and SouthState believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, IBTX and SouthState caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, IBTX and SouthState caution you not to place undue reliance on the forward-looking statements contained in this filing or incorporated by reference herein.

If IBTX or SouthState update one or more forward-looking statements, no inference should be drawn that IBTX or SouthState will make additional updates with respect to those or other forward-looking statements. Further information regarding IBTX, SouthState and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1564618/000156461824000025/ibtx-20231231.htm), and its other filings with the SEC, and in SouthState’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002302/ssb-20231231x10k.htm), and its other filings with the SEC.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, SouthState will file with the SEC a Registration Statement on Form S-4 to register the shares of SouthState capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of SouthState and IBTX that also constitutes a prospectus of SouthState. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of SouthState and IBTX seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOUTHSTATE, IBTX, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by IBTX or SouthState through the website maintained by the SEC at http://www.sec.gov or from SouthState at its website, https://southstatecorporation.q4ir.com, or from IBTX at its website, https://ir.ifinancial.com. Documents filed with the SEC by SouthState will be available free of charge by accessing the “SEC Filings” tab of SouthState’s website at https://southstatecorporation.q4ir.com, or alternatively by directing a request by mail to SouthState’s Corporate Secretary, 1101 First Street South, Suite 202, Winter Haven, FL 33880, and documents filed with the SEC by IBTX will be available free of charge by accessing IBTX’s website at https://ir.ifinancial.com under the “SEC Filings” tab or, alternatively, by directing a request by mail to IBTX’s Corporate Secretary, 7777 Henneman Way, McKinney, TX 75070-1711.

PARTICIPANTS IN THE SOLICITATION

IBTX, SouthState and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and SouthState in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IBTX and SouthState and other persons who may be deemed to be participants in the solicitation of shareholders of IBTX and SouthState in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC.

Information about the directors and executive officers of IBTX and their ownership of IBTX common stock is also set forth in the definitive proxy statement for IBTX’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 26, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1564618/000156461824000071/ibtx-20240425.htm). Information about the directors and executive officers of IBTX, their ownership of IBTX common stock, and IBTX’s transactions with related persons is set forth in the sections entitled “Our Board of Directors”, “Compensation Discussion & Analysis”, “CEO Pay Ratio” and “Pay Versus Performance” of such definitive proxy statement. To the extent holdings of IBTX common stock by the directors and executive officers of IBTX have changed from the amounts of IBTX common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of SouthState and their ownership of SouthState common stock can also be found in SouthState’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 8, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002793/ssb-20240424xdef14a.htm) and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of SouthState, their ownership of SouthState common stock, and SouthState ’s transactions with related persons is set forth in the sections entitled “Our Directors”, “Director Independence”, “Related Person and Certain Other Transactions”, “Stock Ownership of Directors, Executive Officers, and Certain Beneficial Owners”, “Director Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report”, “Executive Compensation”, “CEO Pay Ratio” and “Pay Versus Performance” of such definitive proxy statement, and the section entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of SouthState’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 4, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002302/ssb-20231231x10k.htm). To the extent holdings of SouthState common stock by the directors and executive officers of SouthState have changed from the amounts of SouthState common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, including: the Form 4s filed by Sara Arana on March 6, Daniel Bockhorst on March 4 and March 20, Renee Brooks on March 4 and March 19, Ronald Cofield on May 2, Shantella Cooper on May 2 and May 8, John Corbett on March 4, Jean Davis on May 2, Martin Bernard Davis on May 2, Beth DeSimone on March 4, Douglas Hertz on May 2 and May 8, Greg Lapointe on March 4 and March 5, William Matthews V on March 4, Richard Murray IV on March 4 and March 21, G. Ruffner Page Jr. on May 2 and May 8, William Pou Jr. on May 2, James Roquemore on May 2, David Salyers on May 2, Joshua Snively on May 2, Douglas Lloyd Williams on March 4 and Stephen Dean Young on March 4. Free copies of these documents may be obtained as described above.